REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders
May 4, 2011

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation”) was held on May 4, 2011 in New York, NY, U.S.A..  At this meeting, there were 189 shareholders represented in person or by proxy holding 420,137,993 Common shares, representing approximately 83.57% of the 502,760,685 issued and outstanding Common shares and 22 shareholders represented in person or by proxy holding 13,913,562 Class A Redeemable Voting Preferred shares, representing approximately 97.97% of the 14,201,980 issued and outstanding Class A Redeemable Voting Preferred shares.

The following is a summary of the votes cast by the Common and Class A Redeemable Voting Preferred shareholders represented at this meeting.

Special Resolution to Amend the Articles to Increase the Number of Directors from 10 to 11

The special resolution authorizing an amendment to the Articles of the Corporation to increase the number of directors from 10 to 11 was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders.  Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Against
Class A Redeemable Voting Preferred	Carried	13,912,865	99.997	472
Common	Carried	419,269,044	99.796	857,798

Special Resolution to Amend the Articles to Change the Name of the Corporation

The special resolution authorizing an amendment to the Articles of the Corporation to change the name of the Corporation to Brookfield Office Properties Inc. was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders.  Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Against
Class A Redeemable Voting Preferred	Carried	13,913,337	100	nil
Common	Carried	419,889,668	99.944	237,175

With respect to the election of directors, the Corporation’s Articles state that each Class A Redeemable Voting Preferred shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected.  The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit.  Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

The allocation of the votes among the elected directors was as follows:

Class	Director	Votes For	% of Votes Cast by Proxy	Votes Withheld

Class A Redeemable Voting Preferred	Gordon E. Arnell	13,913,076	100	nil
	William T. Cahill	13,913,076	100	nil
	Richard B. Clark	13,912,356	99.99	720
	Jack L. Cockwell	13,913,076	100	nil
	J. Bruce Flatt	13,913,076	100	nil
	Michael Hegarty	13,913,076	100	nil
	F. Allan McDonald	13,912,356	99.99	720
	Allan S. Olson	13,913,076	100	nil
	Robert L. Stelzl	13,913,076	100	nil
	Diana L. Taylor	13,913,076	100	nil
	John E. Zuccotti	13,912,356	99.99	720

Common	Gordon E. Arnell	412,514,659	99.15	3,543,947
	William T. Cahill	414,902,805	99.72	1,155,801
	Richard B. Clark	411,437,625	98.89	4,620,981
	Jack L. Cockwell	343,133,588	82.47	72,925,018
	J. Bruce Flatt	411,298,242	98.86	4,760,364
	Michael Hegarty	414,076,601	99.52	1,982,005
	F. Allan McDonald	414,472,581	99.62	1,586,025
	Allan S. Olson	413,736,897	99.44	2,321,709
	Robert L. Stelzl	414,772,900	99.69	1,285,706
	Diana L. Taylor	415,320,246	99.82	738,360
	John E. Zuccotti	412,214,170	99.08	3,844,436

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders.  Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Class A Redeemable Voting Preferred	Carried	13,913,337	100.00	nil
Common	Carried	419,015,955	100.00	1,110,891

There were no other matters to come before the meeting that required a vote by either the Class A Redeemable Voting Preferred shareholders or Common shareholders.

Date: May 6, 2011.	BROOKFIELD OFFICE PROPERTIES INC.

/s/ “Michelle L. Campbell”
Michelle L. Campbell
Vice President, Compliance